
HINDALCO
ADITYA BIRLA GROUP

03 APR 30 AM 7:21

Ref: AJJ:PVK:085:2002

Date: 17th April, 2003

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
United States of America


03050286

PROCESSED
MAY 20 2003
THOMSON FINANCIAL

SUPPL

Dear Sir,

Re : Hindalco Industries Ltd.
Rule 12g3-2(b) Exemption File No. 82-3428

Sub:-	**Publication of Unaudited Financial Results (Provisional) for the Quarter ended 31st March, 2003, as per Clause 41 of the Listing Agreement.**

Pursuant to the Clause 41 of the Listing Agreement we have to inform you that the Company will be declaring its Audited Results within Three months i.e. before 30th June, 2003, from the close of Financial Year i.e. 31st March, 2003, therefore, we will not be publishing the Unaudited Financial Result for the Fourth Quarter period from 1st January, 2003 to 31st March, 2003.

This is for your kind information and permission.

Thanking you,

Yours faithfully,
for **Hindalco Industries Limited**



ANIL J. JHALA
Joint-President (Treasury) &
Company Secretary



HINDALCO INDUSTRIES LIMITED
Regd. Office : Century Bhavan, 3rd Flr., Dr. Annie Besant Road, Worli, Mumbai - 400 025. • Tel.: 5662 6666 • Fax : 2422 7586 / 2436 2516 • Email : ajjhala@adityabirla.com